FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1925-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRADNER VENTURES LTD.

Amended FORM 51-102F1

Management’s Discussion and Analysis as of March 28, 2006

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2005 and the three-month period ended November 30, 2005 should be read in conjunction with our financial statements and related notes included in this 2005 annual report. Our financial statements included in this annual report were prepared in accordance with generally accepted accounting principles in Canada.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the year ended November 30, 2005, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Selected Annual Financial Information

Fiscal Year Ended November 30, 2005 Compared to the Fiscal Years Ended November 30, 2004 and 2003

The following table provides selected financial information of our company for the fiscal years ended November 30, 2005, 2004 and 2003:

		For the Fiscal Year Ended November 30
		2005		2004		2003
		(Audited)

Revenue	$	Nil	$	Nil	$	Nil

Net loss		(71,186)		(49,597)		(27,840)

Net loss per share (basic and fully diluted)		(0.01)		(0.02)		(0.03)

		As at November 30
		2005		2004		2003
				(Audited)

Total assets		$80,120		$145,773		$314

Total Liabilities		12,754		7,221		62,165

Shareholders’ equity (deficiency)		67,366		138,552		(61,851)

Results of Operations

Our company did not generate any revenues during fiscal 2005 or 2004. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Expenses were $71,173 for the fiscal year ended November 30, 2005, compared to $49,574 for fiscal 2004 and $27,824 for fiscal 2003. Expenses incurred in the fiscal year ended November 30, 2005 and in the quarter ended November 30, 2005 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2005 was $67,096 compared to a cash outflow of $145,150 for the year ended November 30, 2004 and a cash outflow of $2,457 for the year ended November 30, 2003. The decrease in cash outflow of our 2005 fiscal year end as compared to our 2004 fiscal year end was due to lower operating expenses and a decrease in the amount due to related parties. The increase in cash flow from our 2004 fiscal year to our fiscal 2003 fiscal year was due to a private placement financing. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007.

Net loss was $71,186 or $(0.01) per share for the fiscal year ended November 30, 2005, compared to a net loss of $49,597 or $(0.02) per share in the same period in 2004 and $27,840 or $(0.03) per share in the same period in 2003. The increase in the net loss of fiscal 2005 as compared to fiscal 2004 was due to an increase in professional and regulatory fees. The increase in the net loss of fiscal 2004 as compared to fiscal 2003 was due to an increase in professional and regulatory fees.

Summary of Quarterly Results

Quarterly Results of the Fiscal Year Ended November 30, 2005

		2005

		November 30		August 31		May 31		February 28
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(14,334)		(7,483)		(44,987)		(4,382)

Basic and Diluted earnings (loss) per share		(0.00)		(0.00)		(0.01)		(0.01)

Quarterly Results of the Fiscal Year Ended November 30, 2004

		2004

		November 30		August 31		May 31		February 28
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(11,867)		(15,062)		(14,032)		(8,636)

Basic and Diluted earnings (loss) per share		(0.00)		(0.01)		(0.01)		(0.00)

Liquidity

We have cash and cash equivalents of $78,276 as at November 30, 2005, compared to $145,372 and $222 as at November 30, 2004 and 2003, respectively. During the year ended November 30, 2005, we spent $67,096 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $145,372 at November 30, 2004 to $78,276 at November 30, 2005. Our company’s normal operating expenses for the fiscal year ended November 30, 2005 of $71,173 included professional fees (accounting, administration and legal) of $53,741, transfer agent and regulatory fees of $5,553 and office and miscellaneous fees of $8,557.

During the year ended November 30, 2004, we spent $104,850 on operations and had cash inflows of $250,000 from financing activities, thereby increasing our cash position from $222 at November 30, 2003 to $145,372 at November 30, 2004. Our company’s normal operating expenses for the fiscal year ended November 30, 2004 of $49,574 included professional fees (accounting, administration and legal) of $31,801, transfer agent and regulatory fees of $10,245 and office and miscellaneous fees of $4,224.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2005 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $67,096 for the year ended November 30, 2005 compared to $104,850 for the year ended November 30, 2004.

Investing Activities

Investing activities provided cash of $Nil for the year ended November 30, 2005, compared to $Nil for the year ended November 30, 2004.

Financing Activities

Financing activities provided cash of $Nil for the year ended November 30, 2005, compared to $250,000 for the year ended November 30, 2005.

Capital Resources

We anticipate that we will incur approximately $50,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We have cash in the amount of $78,267 and a working capital surplus in the amount of $67,366 as of November 30, 2005. This amount will enable our company to carry out our plan of operation for the next twelve months.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the year ended November 30, 2005 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the fiscal years ended November 30, 2005 and 2004, our company entered into the following related party transactions:

1.

Our company paid or accrued $6,000 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2004 and 2003, our company paid $3,000 and $Nil respectively for such expenses.

2.

Our company incurred $Nil for office rent to a company of which a former director of our company is the President, which is included in office and miscellaneous expenses. In fiscal 2004 and 2003, our company paid $Nil and $3,000 respectively for such expenses.

3.

Our company incurred $Nil in administration and accounting fees to a company of which a director of our company is President, which is included in office and miscellaneous expenses and professional fees. In fiscal 2004 and 2003, our company paid $Nil and $4,778 respectively for such expenses.

4.

During the year ended November 30, 2004, our company issued 2,400,000 units, consisting of one share of common stock and one share purchase warrant to our President, Mr. Coglon, pursuant to a private placement.

These transactions were in the normal course of operations and were measured at the exchange amount.

Fourth Quarter

During the fourth quarter ended November 30, 2005, our company pursued prospective business opportunities. Our management, however, was unsuccessful in locating such an opportunity during this time. During this process, our company incurred normal operating expenses of $14,332. These expenses consisted of $12,136 for professional fees (accounting, administration and legal), transfer agent and regulatory fees of $614 and office and miscellaneous fees of $1,500.

Application of Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Stock-Based Compensation

Effective for the fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that compensation costs attributable to stock options granted to employees, contractors, directors and officers be accounted for at fair value at the grant date and recorded to stock based compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as the Company has not granted any share purchase options subsequent to January 1, 2002.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 common shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of March 1, 2006, there were 6,058,259 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company.

As of March 1, 2006, our company has 5,000,000 warrants outstanding that are convertible into 5,000,000 common shares of our capital stock at an exercise price of $0.10. The warrants will expire on June 18, 2007.

Additional Information

Additional information relating to our company, including our company’s Annual Information Form, is available for viewing on the SEDAR website at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: April 24, 2006